SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)*

                       Potters Financial Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  738140102
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                February 10, 2000
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 8 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 738140102                 13D                    Page 2 of 8 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                30,700
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                30,700
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                30,700
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 738140102                 13D                    Page 3 of 8 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                30,700
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                30,700
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                30,700
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 738140102                 13D                    Page 4 of 8 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                55,220
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                30,700
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                55,220
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                30,700
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                85,920
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 738140102                 13D                    Page 5 of 8 Pages

Item 1.     Security and Issuer.

     The Schedule 13D (the "Schedule 13D") filed on May 30, 1997 by (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"); (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"); and(iii) Jeffrey L. Gendell ("Mr. Gendell", and together with TFP, and TM, the "Reporting Persons"), relating to the common stock, no par value (the "Common Stock") of Potters Financial Corporation (the "Company"), is hereby amended by this Amendment No. 1. to the Schedule D. The Company's principal executive offices are located at 519 Broadway, East Liverpool, OH 43920.
     *     *     *     *     *
Item 3.     Source and Amount of Funds and Other Consideration.
Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP and Mr. Gendell is approximately $279,535 and $458,866, respectively. TM does not own directly any shares of Common Stock.

       The shares of Common Stock purchased by TFP and Mr. Gendell were purchased with working capital and on margin.

       TFP's and Mr. Gendell's margin transactions are with ING Barings Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP or Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP or Mr. Gendell, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.
     *     *     *     *     *

Item 5.     Interest in Securities of the Issuer.

A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 30,700
                         Percentage: 3.1%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 981,843 shares of Common Stock issued and outstanding as of October 29, 1999 as set forth in the Company's Form 10-QSB for the quarterly period ended September 30, 1999.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 30,700
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 30,700
              (c) TFP did not enter into any transactions in the Common Stock of the Company within the last sixty days.

CUSIP No. 738140102                 13D                    Page 6 of 8 Pages

              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.


B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 30,700
                         Percentage: 3.1%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 30,700
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: 30,700
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Mr. Gendell is the Managing Member of TM, and has the power to direct the affairs of TFP, including decisions respecting the disposition of proceeds from the sale of shares with respect to TFP.

      C. Jeffrey L. Gendell.
             (a) Aggregate number of shares beneficially owned: 85,920
                       Percentage: 8.8%
             (b) 1.  Sole power to vote or direct vote: -55,220-
                 2.  Shared power to vote or direct vote: 30,700
                 3.  Sole power to dispose or direct the disposition: -55,220-
                 4.  Shared power to dispose or direct the disposition: 30,700
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by Mr. Gendell, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.


CUSIP No. 738140102                 13D                    Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: February 14, 2000

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.



































CUSIP No. 738140102                 13D                    Page 8 of 8 Pages

                                  Schedule A

                                Jeffrey Gendell

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


02/10/00                          (10,000)                    $9.88